July 21, 2025

Alejandro Gil Ortiz
General Counsel
Mexican Economic Development Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

        Re: Mexican Economic Development Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2024
            Filed April 24, 2025
            File No. 001-35934
Dear Alejandro Gil Ortiz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Risk Factors
Risks Related to Our Company, page 4

1. We note your disclosure at the bottom of page 8 regarding risks linked to international cartels and transnational criminal organizations present in jurisdictions that you have operations. We further note media sources indicate your OXXO operations in Nuevo
       Laredo, Mexico were temporarily closed in 2024 due to cartel related concerns. In future filings, please revise your disclosure to expand on the risks related to heightened criminal activity in Mexico. Your revised disclosure should address, but not be limited to, how criminal activity affects companies and employees through extortion, theft, kidnapping, and violence. If material, include impacts such as, lost income and associated costs due to store closures, increased insurance and security costs, theft, and extortion losses. Also, consider discussing how corruption and ties between criminal organizations and authorities may affect your operations and how
 July 21, 2025
Page 2

       cartels may attempt to control the sale, distribution, and pricing of goods. Please provide us with your draft disclosure enhancements in your response.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing